

Mail Stop 4720

October 6, 2017

Jun Zhang
Chairman and Chief Executive Officer
PPDAI Group Inc.
Building 1, No. 356 Guoshoujing Rd.
Pudong New District, Shanghai 201203
The People's Republic of China

   Re: PPDAI Group Inc.
   Amendment No. 5 to Draft Registration Statement on Form F-1
   Submitted September 12, 2017
   CIK No. 0001691445

Dear Mr. Zhang:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Critical Accounting Policies, Judgments and Estimates, page 106

Financial Guarantee Derivative, page 114

1. We note your response to prior comment 5. Please tell us where you have revised your disclosures on page 115 to disclose that you may have a Day 1 gain on the financial guarantee derivatives associated with your investor reserve fund program. Please also disclose the assumptions that may have resulted in a Day 1 gain and the reasons why you have a Day 1 gain.

<u>Audited Consolidated Balance Sheet as of December 31, 2016 and Unaudited Interim Condensed</u>
<u>Consolidated Balance Sheet as of March 31, 2017, page F-53</u>

2. Please revise to present a pro forma balance sheet column alongside the historical balance sheet which reflects the conversion of the convertible redeemable preferred shares into Class A and B ordinary shares in conjunction with the IPO.

3. Please revise to include pro forma earnings per share for the latest fiscal year and interim period giving effect to the conversion.

You may contact Marc Thomas at 202-551-3452 or Gus Rodriguez at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Z. Julie Gao, Esq.